Exhibit 99.1

Yingli Green Energy Announces Upcoming Maturity of its

Zero Coupon Convertible Senior Notes due 2012

Noteholders May Surrender the Notes for Conversion into ADSs before December 10, 2012

BAODING, China, December 5, 2012 — Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), a leading solar energy company and one of the world’s largest vertically integrated photovoltaic manufacturers, which markets its products under the brand “Yingli Solar,” today announced that its zero coupon convertible senior notes due 2012 (the “Notes”) will mature on December 15, 2012. The Notes were issued on December 13, 2007 in a total principal amount of US$172.5 million through a public offering. As of the date of this press release, US$1.2 million in principal amount of the Notes remains outstanding.

Pursuant to the Indenture dated as of December 13, 2007 (the “Indenture”) by and between the Company and Wilmington Trust Company, as trustee (the “Trustee”), the Noteholders have the option, but are not obligated, to surrender the Notes for conversion (the “Optional Conversion”) on December 12, 2012. The Notes not converted and held through the maturity date, i.e., December 15, 2012, will be redeemed by the Company on December 17, 2012 in cash at the redemption price that is 128.83% of the outstanding principal amount of the Notes.

If a Noteholder chooses to convert any Notes for Optional Conversion, such Noteholder must: (1) complete and sign the Conversion Notice in the form attached to the Note, with appropriate signature guarantee, and deliver the Conversion Notice and the Note surrendered for the Optional Conversion to the Conversion Agent no later than December 10, 2012; (2) furnish appropriate endorsements and transfer documents if required by the Registrar or Conversion Agent; (3) pay the amount of interest, if any, the Noteholder must pay in accordance with the Indenture; and (4) pay any tax or duty if required pursuant to the Indenture. A Noteholder may only convert a portion of a Note if the portion is US$1,000 principal amount or an integral multiple of US$1,000 principal amount.

If any Notes are surrendered for the Optional Conversion, the consideration to be paid by the Company will consist of ADSs to be computed at the conversion rate of 23.0415 ADSs per US$1,000 principal amount of the Notes. The Noteholders will be charged an issuance fee of US$5.00 for each 100 ADSs (or any portion thereof) issued.

The Trustee serves as Paying Agent and Conversion Agent under the Indenture. The name and address of the Trustee, the Paying Agent and the Conversion Agent are: Wilmington Trust Company, Rodney Square North, 1100 N. Market Street, Wilmington, Delaware 19890-0001, Attention: Corporate Capital Markets/Yingli Green Energy.

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), which markets its products under the brand “Yingli Solar”, is a leading solar energy company and one of the world’s largest vertically integrated photovoltaic manufacturers. Yingli Green Energy’s manufacturing covers the entire photovoltaic value chain, from the production of polysilicon through ingot casting and wafering, to solar cell production and module assembly. In August 2012, Yingli Green Energy reached a balanced vertically integrated production capacity of 2,450 MW per year at its production facilities located in Baoding, Haikou, Tianjin and Hengshui, respectively. Yingli Green Energy distributes its photovoltaic modules to a wide range of markets, including Germany, Spain, Italy, Greece, France, South Korea, China, Japan and the United States. Headquartered in Baoding, China, Yingli Green Energy has more than 20 subsidiaries and branch offices worldwide. Yingli Green Energy is publicly listed on the New York Stock Exchange (NYSE: YGE). For more information, please visit www.yinglisolar.com.

For further information, please contact:

Qing Miao

Vice President of Corporate Communications

Yingli Green Energy Holding Company Limited

Tel: +86 312 8929787

Email: ir@yinglisolar.com